UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July—August 2007
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
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12g3-2(b): 82-                     .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Gazprom and Total sign a framework agreement for cooperation
EX-99.2: Total and Sonatrach partnership, Algeria
EX-99.3: Launching of Ofon field development phase 2 project
EX-99.4: Total strengthens its gas portfolio, Nigeria
EX-99.5: Total finalizes its entry in OPL 247, Nigeria
EX-99.6: Two new offshore blocks, Australia
EX-99.7: 2nd quarter 2007 results
EX-99.8: Additional oil discovery on Block 32, Angola
EX-99.9: Fourth discovery in the ultra-deep offshore block, Congo
EX-99.10: New oil discovery in deep water Block 14, Angola
EX-99.11: Total farms into offshore block, Vietnam
EX-99.12: Appointment
EX-99.13: Total sells its interest in Milford Haven Refinery, UK
EX-99.14: Total Gabon: Financial Results, 1st Half 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: September 11, 2007	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Gazprom and Total sign a framework agreement for cooperation in the first phase of development (July 13, 2007).

➢	EXHIBIT 99.2:	Total and Sonatrach Partner to Build a Petrochemical Complex in Algeria (July 17, 2007).

➢	EXHIBIT 99.3:	Offshore Nigeria: Ofon Field Development Phase 2 Project Launched (July 19, 2007).

➢	EXHIBIT 99.4:	Nigeria: Total strengthens its gas portfolio by acquiring a 40% interest in offshore OML 136 (July 26, 2007).

➢	EXHIBIT 99.5:	Total Finalizes its Entry in Prospecting Lease OPL 247 in Nigeria (July 30, 2007).

➢	EXHIBIT 99.6:	Total Acquires Two New Offshore Blocks in Australia (July 31, 2007).

➢	EXHIBIT 99.7:	Second Quarter 2007 Results (August 02, 2007).

➢	EXHIBIT 99.8:	Additional Oil Discovery on Block 32, in the Angolan Ultra Deep Offshore (August 07, 2007).

➢	EXHIBIT 99.9:	Congo: a fourth discovery in the ultra-deep offshore Mer Très Profonde Sud block (August 08, 2007).

➢	EXHIBIT 99.10:	Offshore Angola: new oil discovery in deep water Block 14 (August 09, 2007).

➢	EXHIBIT 99.11	Total Farms into Offshore Block in Vietnam (August 20, 2007).

➢	EXHIBIT 99.12	Appointment (August 30, 2007).

➢	EXHIBIT 99.13	Total Sells Its Interest in the Milford Haven Refinery in the United Kingdom (August 30, 2007).

➢	EXHIBIT 99.14	Total Gabon: Financial Results for First-Half 2007 (August 31, 2007).